Exhibit 21

Subsidiaries of AIG SunAmerica Life Assurance Company

Corporation Name	Jurisdiction of Incorporation
AIG SunAmerica Asset Management Corp.	Delaware
AIG SunAmerica Capital Services, Inc.	Delaware
AIG SunAmerica Fund Services, Inc.	Delaware